UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2009.
Commission File Number 000-53606
AEI
(Translation of registrant’s name into English)

Clifton House, 75 Fort Street
P.O. Box 190 GT
George Town, Grand Cayman,
Cayman Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      .

Signatures
EX-99.1

EXPLANATORY NOTE
This Report on Form 6-K contains the exhibit set forth below. This Report on Form 6-K and such exhibit are hereby incorporated by reference into the Registration Statement on Form S-8 (No. 333-160106) filed with the Securities and Exchange Commission by AEI on June 19, 2009.

Exhibit 99.1	AEI Unaudited Condensed Consolidated Financial Statements and MD&A as of September 30, 2009 and December 31, 2008 and for the Nine Months Ended September 30, 2009 and 2008.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEI

By:	/s/ Eduardo Pawluszek Eduardo Pawluszek
Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: November 13, 2009